# Sit U.S. Government Securities Fund

# (SNGVX)

Steve Benjamin, CEBS, CRPC
Sit Mutual Funds
3300 IDS Center
80 South 8th Street
Minneapolis, MN 55402
spb@sitinvest.com
612-359-2554
www.sitfunds.com

# Disclosure Page

**General Disclosure**

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

**Performance Disclosure**

The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

# Investment Philosophy, Objective and Strategy

- The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.

- Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. We favor **seasoned, high-coupon, mortgage pools with stable prepayment histories**. Managers attempt to maintain an average effective duration for the portfolio of approximately 2 to 5 years.

- The Fund has never had a negative annual return since inception (rolling annual returns at month end).

# Risk Management

Risk management is a very important factor in achieving the high risk/adjusted returns that we seek. We monitor portfolio interest rate related risks by measuring traditional durations based on bond maturities and adjusted durations based on the expected average lives of individual securities. We do not substantially shift portfolio durations with the expectation that there is substantial value added from aggressive duration shifts.

**Primary fixed income risks:**

- Interest Rate Risk: We generally keep our duration relatively close to the Barclays Intermediate Government Bond Index's duration. The Fund's duration is kept within 20% of benchmark.
- Credit Risk: Minimal. All securities are U.S. Treasury/Agency issues.
- Prepayment Risk: The mortgages we favor are seasoned, high coupon securities which have relatively stable and predictable prepayment characteristics. They also have relatively short durations and therefore do not have the price risk of more traditional MBS issues.
- Yield Curve Risk: We do not make "bets" on the expected shape of the yield curve. Our outperformance comes from strong risk-adjusted return from an emphasis on income, not on the direction of interest rates.
- Call Risk: Minimal. The Fund rarely uses callable securities.

## Simplified Mortgage Example

**Sit invests primarily in seasoned high coupon mortgages.**

| Coupon | Purchase Cost | | Par | | Premium Paid |
|---|---|---|---|---|---|
| 8% | $110,000 | – | $100,000 | = | $10,000 |

### One Year Profit/Loss Scenarios

| | | Interest Received | – | Premium Loss | = | Profit | Profit / Cost |
|---|---|---|---|---|---|---|---|
| 1) | Nobody refinances | $8,000 | – | $0 | = | $8,000 | 7.27% |
| 2) | One-fifth is refinanced after 6 months | $7,200 | – | $2,000 | = | $5,200 | 4.73% |
| 3) | Half is refinanced after 6 months | $6,000 | – | $5,000 | = | $1,000 | 0.90% |
| 4) | All is refinanced after 6 months | $4,000 | – | $10,000 | = | -$6,000 | -5.45% |

Please refer to the General Disclosure on the Disclosure Page (page 2).

# Sit U.S. Government Securities Fund Income

**As of 6/30/2010**



9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
12 Month Distribution Rate
3.55
3.36
0.62
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
12 Month Distribution Rate
30-Day SEC Yield
2-Year U.S. Treasury Yield

# Sit U.S. Government Securities Fund
# Quarterly Rates of Return
# (Performance Statistics are After Investment Management Fees)

| | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | Annual |
|---|---|---|---|---|---|
| 1987 | | 1.00* | -1.07 | 6.14 | 6.05 |
| 1988 | 4.10 | 1.27 | 1.63 | 0.67 | 7.86 |
| 1989 | 1.45 | 4.72 | 1.27 | 3.21 | 11.04 |
| 1990 | 0.32 | 4.02 | 1.44 | 4.83 | 10.97 |
| 1991 | 2.54 | 1.05 | 4.73 | 4.01 | 12.87 |
| 1992 | -0.77 | 3.50 | 2.13 | 0.52 | 5.43 |
| 1993 | 2.77 | 1.90 | 1.26 | 1.23 | 7.34 |
| 1994 | 0.19 | -0.02 | 1.07 | 0.51 | 1.77 |
| 1995 | 2.85 | 3.26 | 1.98 | 2.95 | 11.50 |
| 1996 | 0.42 | 0.66 | 1.69 | 2.14 | 4.99 |
| 1997 | 0.00 | 3.00 | 3.04 | 1.95 | 8.19 |
| 1998 | 1.39 | 1.70 | 2.34 | 0.94 | 6.52 |

| | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | Annual |
|---|---|---|---|---|---|
| 1999 | 0.00 | 0.04 | 0.85 | 0.47 | 1.37 |
| 2000 | 1.53 | 1.72 | 2.19 | 3.42 | 9.15 |
| 2001 | 2.63 | 1.59 | 3.17 | 0.91 | 8.56 |
| 2002 | 0.72 | 2.33 | 1.87 | 0.77 | 5.79 |
| 2003 | 0.53 | 0.23 | 0.00 | 0.42 | 1.19 |
| 2004 | 1.52 | -0.58 | 1.87 | 0.52 | 3.35 |
| 2005 | 0.13 | 1.97 | -0.17 | 0.55 | 2.49 |
| 2006 | 0.09 | 0.43 | 2.33 | 1.26 | 4.13 |
| 2007 | 1.67 | 0.12 | 2.43 | 2.55 | 6.92 |
| 2008 | 3.05 | -0.17 | 0.99 | 1.19 | 5.13 |
| 2009 | 2.12 | 1.78 | 2.51 | 1.17 | 7.78 |
| 2010 | 1.26 | 1.10 | | | |

*Return is from 6/2/87 through 6/30/87

## Portfolio Managers, Analysts and Key People

Sit U.S. Government Securities Fund

| **Name** | **Title/Position** | **Years of Exp.** | **Years with Firm** |
|---|---|---|---|
| *Michael C. Brilley* | *President & Senior Portfolio Manager* | *40* | *24* |
| *Bryce A. Doty* | *Senior V.P. & Senior Portfolio Manager* | *17* | *13* |
| *Mark H. Book* | *V.P. & Portfolio Manager* | *21* | *9* |
| *Jessica A. Ersfeld* | *Research Associate (securities analysis, trading)* | *5* | *2* |
| *Brian R. Gilbert* | *Computer Decision Support Associate (quantitative support)* | *13* | *14* |
| *Marci A. Lorge* | *Senior Client Administrator (assistant and money market trader)* | *20* | *20* |